

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


06026883



March 7, 2006

Stuart S. Moskowitz
Senior Counsel
Office of the Senior Vice President
and General Counsel
International Business Machines Corporation
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2006

Re: International Business Machines Corporation
Incoming letter dated February 18, 2006

Dear Mr. Moskowitz:

This is in response to your letter dated February 18, 2006 concerning the shareholder proposal submitted to IBM by AnneMarie Kearney. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: AnneMarie Kearney
P.O. Box 881
Grapevine, TX 76099

51193



Office of the Senior Vice President
and General Counsel

February 18, 2006

Armonk, New York 10504

RECEIVED
2006 FEB 22 PM 3:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2006 IBM Proxy Statement
Stockholder Proposal From Ms. AnneMarie Kearney
RULE 14a-8(e)(2) - Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with an undated stockholder proposal (the "Proposal") from Ms. AnneMarie Kearney of Grapevine, Texas (the "Proponent"). In addition to being undated, the Proponent did not furnish us with a return address, either on the letter or the envelope. However, the envelope clearly shows that it was postmarked on February 10, 2006 in Fort Worth, Texas. **(See Exhibit A).**[1]

IBM believes that the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2005 annual meeting was dated and released on March 7, 2005 **(See Exhibit B).** Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2005

[1] Through the assistance of IBM's stockholder relations department, IBM was able to independently confirm both the Proponent's mailing address.

annual meeting informed stockholders that proposals for the 2006 annual meeting had to be received by November 7, 2005 to be considered for inclusion in the Company's 2006 proxy statement **(See Exhibit B).**

The instant Proposal was posted by the Proponent in Fort Worth, Texas on February 10, 2006, which was well after the November 7, 2005 deadline. As such, it is untimely. The Proposal may therefore be excluded from the Company's proxy materials for its 2006 annual meeting.

II. THE COMPANY REQUESTS A WAIVER OF THE 80 DAY RULE UNDER RULE 14a-8(j)(1) BECAUSE THE PROPOSAL WAS RECEIVED LESS THAN 80 DAYS BEFORE THE ANTICIPATED FILING DATE OF OUR 2006 PROXY MATERIALS.

The Company intends to file its 2006 proxy materials on or about March 9, 2006, which is less than 80 days from today. In accordance with Rule 14a-8(j)(1), since the Proponent only sent this Proposal to IBM on February 10, 2006, the Company submits that good cause exists for our filing of this request less than 80 days prior to the filing of our proxy materials. We therefore respectfully request a waiver of the 80 day rule under Rule 14a-8(j)(1). See International Business Machines Corporation (March 6, 2003)(waiver of 80 day rule granted in similar circumstances).

We are sending the Proponent a copy of this submission, advising her of our intent to exclude the Proposal from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that she may choose to make to the staff. Thank you very much for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Ms. AnneMarie Kearney
P.O. Box 881
Grapevine, Texas 76099

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

To: Samuel J. Palmisano
International Business Machines
1 New Orchard Rd.
Armonk, N.Y. 10504

AnneMarie Kearney of Grapevine, Texas, owner of 650 shares of Common stock submits the following proposal.

RESOLVED: The stockholders request the Board of Directors remove all fees that are deducted from the dividends that are reinvested in stock through the DRIP.

REASONS:

1. The fee is an average of five percent of the dividend. This is more than buying stock through a discount broker or online.

2. The stockholders allow the corporation or Computerserve to hold our stock in street name, use it as collateral, and not issue the certificates, therefore, enhancing the chance for future purchases and the sale from you.

3. If the Board of Directors believes that this fee is necessary then declare the dividend and pay the fee in addition to the dividend.

4. The Corporation should pay the fee not the shareholders.

FORT WORTH TX 761

10 FEB 2006 PM 6 L



MR. SAMUEL J. PALMISANO
INTERNATIONAL BUSINESS MACHINES
1 NEW ORCHARD ROAD
ARMONK, NEW YORK 10504

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Armonk, New York 10504
March 7, 2005

Notice of Meeting

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 26, 2005, at 10 a.m., in the Charleston Area Convention Center, 5001 Coliseum Drive, North Charleston, South Carolina 29418. The items of business are:

1. Election of directors for a term of one year.
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.
3. Such other matters, including 6 stockholder proposals, as may properly come before the meeting.

These items are more fully described in the following pages, which are hereby made a part of this Notice. Only stockholders of record at the close of business on February 25, 2005 (the "Record Date"), are entitled to vote at the meeting, or any adjournment thereof. Stockholders are reminded that shares cannot be voted unless the signed proxy card is returned, shares are voted over the Internet or by telephone, or other arrangements are made to have the shares represented at the meeting.



Daniel E. O'Donnell
Vice President and Secretary

Admission to the Annual Meeting will be on a first-come, first-served basis and an admission ticket and picture identification will be required to enter the meeting. For stockholders of record, an admission ticket is attached to the proxy card sent with this Proxy Statement. Stockholders holding stock in bank or brokerage accounts can obtain an admission ticket in advance by sending a written request, along with proof of ownership (such as a brokerage statement), to our transfer agent at the address listed below. An individual arriving without an admission ticket will not be admitted unless it can be verified that the individual is an IBM stockholder as of the Record Date for the meeting. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the meeting.

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about March 7, 2005, to stockholders entitled to vote. The IBM 2004 Annual Report, which includes consolidated financial statements, is being mailed with this Proxy Statement. Stockholders of record who did not receive an annual report or who previously elected not to receive an annual report for a specific account may request that IBM mail its 2004 Annual Report to that account by writing to our transfer agent, EquiServe Trust Company, N.A., P.O. Box 43072, Providence, R.I. 02940 or by telephoning 781-575-2727.

STOCKHOLDER PROPOSALS

Stockholder proposals may be submitted for inclusion in IBM's 2006 proxy material after the 2005 Annual Meeting but must be *received no later than 5 p.m. EST on November 7, 2005*. Proposals should be sent via registered, certified, or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Armonk, N.Y. 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of the Company and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the proxy material.

Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of an independent registered public accounting firm, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy material concerning such matters as abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure, and secrecy of stockholder voting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated February 18, 2006

The submission relates to fees.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that IBM did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant IBM's request that the 80-day requirement be waived.

Sincerely,



Mark F. Vilardo
Special Counsel